PROSPECTUS SUPPLEMENT                                             RULE 424(B)(3)
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(TO PROSPECTUS, DATED SEPTEMBER 21, 1999)             REGISTRATION NO. 333-87075



                           --------------------------



                             MDI ENTERTAINMENT, INC.
                        2,027,000 Shares of Common Stock


This Prospectus Supplement reflects an update of information contained in MDI Entertainment, Inc.'s ("MDI") Quarterly Report on Form 10-QSB filed April 14, 2000 (the "10-QSB") and MDI's Current Reports on Form 8-K filed on each of February 7, 2000 (the "February 8-K") and June 2, 2000 (the "June 8-K").

                                     10-QSB

        MDI reported revenue of $939,779 and net income (loss) of $(547,884) for the three-month period ended February 29, 2000, and revenue of $4,166,995 and net income (loss) of $(460,024) for the nine-month period ended February 29, 2000. The 10-QSB contains additional information which is not included in this Prospectus Supplement.

                                  FEBRUARY 8-K

                                     Merger
                                     ------

        MDI has entered into an Agreement and Plan of Merger (the "Merger Agreement") with The Lottery Channel, Inc. ("Lottery")and MDI Acquisition, Inc., a wholly owned subsidiary of MDI ("Merger Sub"), dated as of January 26, 2000, pursuant to which, among other things, (a) Lottery will be merged into Merger Sub, (b) each outstanding share of Lottery common stock at the effective time of the merger (other than shares held in Lottery's treasury) will be converted into one share of our common stock and (c) each option or right to acquire Lottery common stock will become an option or right to acquire one share of our common stock.

                              The Merger Agreement
                              --------------------

        The following is a brief summary of the material provisions of the Merger Agreement. A copy of the Merger Agreement is attached as Exhibit 99.1 to the February 8-K. We urge you to read the Merger Agreement carefully and in its entirety. All references to the Merger Agreement are qualified in their entirety by the Merger Agreement.

        Effective Time
        --------------

        The Merger Agreement contemplates the merger of Lottery into Merger Sub, one of our subsidiaries. After the merger, Merger Sub will survive as one of our wholly owned subsidiaries. The merger will become effective once we file a certificate of merger with the Delaware Secretary of State, or at such later time as specified in such document. This filing will occur as soon as practical after the closing under the Merger Agreement. Unless the parties agree otherwise, the closing will occur on the first business days following the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement.

        Conversion of Lottery Common Stock
        ----------------------------------

        Once we complete the merger, the following will occur:

               o Each outstanding share of Lottery common stock will be converted into one share of MDI common stock, with an aggregate of 13,000,000 shares of MDI common stock to be issued to current stockholders of Lottery or reserved for issuance to holders of options or rights of Lottery.

               o If there is a change in the number of outstanding shares of MDI or Lottery common stock prior to the completion of the merger as a result of stock splits or similar events, the exchange ratio will be appropriately adjusted.

        As of the date of this Form 8-K, the holders of Lottery common stock would be entitled to receive in the aggregate 5,278,028 shares of MDI common stock. An additional 7,415,618 shares would be reserved for issuance to holders of options or rights of Lottery.

        Stock Options and Stock Rights
        ------------------------------

        Once we complete the merger, each option or right to purchase shares of Lottery common stock then outstanding will be converted into an option or right to acquire shares of MDI common stock. The number of shares of MDI common stock to be subject to the option or right will be equal to the product of (a) the number of shares of Lottery common stock subject to the original option or right and (b) the exchange ratio (currently one-to-one), rounded to the nearest whole share. The exercise price for each Lottery option or right will remain the same unless the exchange ratio is changed. All other terms of the original option or right will continue to apply. As of the date of this Form 8-K, the holders of options or rights to purchase Lottery common stock would be entitled to receive in the aggregate options or rights to purchase 7,415,618 shares of MDI common stock.

        Directors and Officers
        ----------------------

        Upon consummation of the merger, Steven M. Saferin, President, Chief Executive Officer and a director of MDI, will become Chairman and remain President of MDI, and Roger W. Ach, II, President, Chief Executive Officer and a director of Lottery, will become Vice-Chairman and Chief Executive Officer of MDI.

        Upon consummation of the merger, the Board of Directors of MDI will be expanded to nine members, five of whom will be current MDI directors. The other four directors will be Roger W. Ach, II and three of his designees.

        Covenants
        ---------

        The Merger Agreement contains reciprocal limitations on, among other things, the ability of Lottery and MDI to take actions outside the ordinary course of business, to change their respective capital structures and to entertain alternative proposals.

        Registration Rights
        -------------------

        MDI agrees to file a registration statement, at its expense, covering the resale of shares of MDI common stock issued in the merger on the earlier of a date which is (a) six months after the closing of the public offering contemplated by the letter of intent referred to in the Merger Agreement, and
(b) if such public offering has not commenced within six months after the closing or has commenced and terminated, six months after the date of the Merger Agreement. MDI shall use its best efforts to cause such registration statement to become effective as soon as practicable. Notwithstanding the foregoing, if the Board of Directors of MDI in good faith determines that the filing of the registration statement would materially adversely affect MDI by forcing premature disclosure of a pending material event or otherwise, MDI may postpone the filing of such registration statement by up to 90 days.

        Conditions Precedent to Closing
        -------------------------------

        The obligations of MDI, Merger Sub and Lottery to effect the merger are subject to the fulfillment of a number of conditions including, among others, receipt of fairness opinions and, if necessary, stockholder approvals, the consummation of certain contemplated investments and receipt of third party consents. Certain of such conditions are outside the control of the parties and there is no assurance such conditions will be met or waived.

                               Related Agreements
                               ------------------

        Stockholders Agreements
        -----------------------

        All references to the Stockholders Agreements are qualified in their entirety by such agreements, which are attached to the February 8-K.

        In connection with the Merger Agreement, three stockholders of Lottery (two of whom are officers and/or directors of Lottery), who together hold 1,468,150 shares of Lottery's common stock and 1,000 shares of Lottery's Series A preferred stock representing approximately eighty-five percent (85%) of the voting power of Lottery, entered into a Stockholders Agreement with us and Merger Sub (the "Lottery Stockholders Agreement"). These stockholders have agreed, among other things, to vote for the merger and against alternative proposals and to use their best efforts to cause the consummation of the transactions contemplated by the Merger Agreement.

        In addition, Steven M. Saferin, our principal stockholder (and our President, Chief Executive Officer and a director) who holds 3,795,169 shares of our common stock representing approximately thirty-eight percent (38%) of the voting power of MDI, entered into a Stockholders Agreement with Lottery. Mr. Saferin, in his capacity as a stockholder, agreed to perform reciprocal obligations to those under the Lottery Stockholders Agreement.

        Letter Agreements
        -----------------

        All references to the Letter Agreements are qualified in their entirety by such agreements, which are attached as Exhibits 99.4 and 99.5 to the February 8-K.

        Each of Steven M. Saferin and Roger W. Ach, II entered into a letter agreement with MDI. Mr. Saferin agreed that (i) MDI need not reserve 225,000 shares of MDI common stock underlying options that he currently owns and (ii) he would not exercise such options unless and until the stockholders of MDI approve an amendment to the Certificate of Incorporation authorizing additional shares of MDI common stock. Mr. Ach agreed that (i) MDI need not reserve 2,064,500 shares of MDI common stock underlying options and rights that he will own upon consummation of the transactions contemplated by the Merger Agreement and (ii) he would not exercise such options and rights unless and until the stockholders of MDI approve an amendment to the Certificate of Incorporation authorizing additional shares of MDI common stock.

                                    Financing
                                    ---------

        A condition to closing of the Merger Agreement is that MDI receive at least $5,000,000 of gross proceeds from the private placement of equity securities. Although the proposed terms of such financing have not been completely finalized, MDI is contemplating issuing convertible preferred stock.

                             Additional Risk Factors
                             -----------------------

        The Merger Agreement May Not Be Consummated
        -------------------------------------------

        The Merger Agreement may be terminated by us or Lottery under certain circumstances. See "Merger Agreement--Termination." In addition, certain conditions must be satisfied prior to effecting the merger, a number of which are not within our control. See "Merger Agreement-- Conditions." Although the parties intend to consummate the merger, we cannot assure you that the merger will be consummated.

        The Expected Benefits of Combining MDI and Lottery May Not Be Realized
        ----------------------------------------------------------------------

        MDI and Lottery entered into the Merger Agreement with the expectation that the merger will result in benefits to the combined companies.

        If we are not able to integrate effectively our technology, operations and personnel in a timely and efficient manner, then the benefits of the merger will not be realized and, as a result, our operating results and the market price of our common stock may be adversely affected. In addition, the attention and effort devoted to the integration of the two companies will significantly divert management's attention from other important issues, and could significantly harm the combined companies' business and operating results.

        Lottery Stockholders Will Receive One Share of MDI Common Stock and/or
        ----------------------------------------------------------------------
Options and Rights to Acquire One Shares of MDI Common Stock Despite Changes in
-------------------------------------------------------------------------------
the Market Value of Lottery Common Stock or MDI Common Stock
------------------------------------------------------------

        Each outstanding share of Lottery common stock will be exchanged for one share of our common stock and each option or right to acquire Lottery common stock will become an option or right to acquire one share of our common stock upon completion of the merger (with an aggregate of 13,000,000 shares of our common stock being issued to stockholders of Lottery or reserved for issuance to the holders of Lottery options and rights). This exchange ratio is a fixed number and will not be adjusted for changes in the market price of either Lottery common stock or our common stock. Neither party is permitted to terminate the merger agreement solely because of changes in the market price of the other's common stock. Consequently, the specific dollar value of our common stock to be received by Lottery shareholders will depend on our market value at the time of completion of the merger. We cannot predict or give any assurances as to the market price of Lottery before the merger or of our common stock at any time before or after the merger. The prices of our common stock and Lottery's common stock may vary because of factors such as:

        o changes in the business, operating results or prospects of us or Lottery;

        o market assessments of the likelihood that the merger will be completed;

        o       the timing of the completion of the merger;

        o       the prospects of post-merger operations;

        o       regulatory considerations; and

        o       general market and economic conditions.



        The Financing, Which is a Condition to Closing, May Dilute the Common
        ---------------------------------------------------------------------
Stockholders
------------


        The proposed financing which is a condition to the merger would result in the issuance of preferred stock convertible into common stock. The issuance of such securities could negatively affect the voting power of the holders of the common stock. In addition, the existence or conversion of such securities could adversely affect the market price of the common stock.

                            The Lottery Channel, Inc.
                            -------------------------

        Lottery was incorporated in Delaware in 1996 as an entertainment company providing cable television programming focusing on state-sponsored lotteries. It has been operating from production studios at Century III at Universal Studios in Orlando, Florida since April 1997. Headquartered in Cincinnati, Ohio, Lottery operates two websites, www.lottery.com and www.gameland.com, headquartered in Cincinnati, Ohio and Richmond, Virginia, respectively.

        Lottery provides a communications package for the government-sponsored lottery industry. The mission of Lottery is to serve as a visual communications link among states offering lotteries to customers and their on-line retailer. Lottery's goal is to make lottery games more fun so that they can compete with other forms of gaming and entertainment for the consumer's discretionary dollar.

        As a major function of this communications package, Lottery has developed and continues to develop games suitable for play by state sponsored lotteries whereby, upon approval by the appropriate lottery jurisdiction, viewers can participate from their own home. Currently, no U.S. lottery jurisdictions have approved an on-line lottery over the Internet. As a complement to this new game development, Lottery has developed a web site www.lottery.com which offers up-to-date lottery information, lottery-related games and is designed to offer the opportunity for fulfillment of lottery purchases requested by individual state lotteries. For the week ending January 15, 2000, third-party Internet auditor PC Data rated Lottery.com as the number one "lottery" site and 808th overall site on the Internet. The recent acquisition of www.gameland.com, a popular games for entertainment web site, will allow Lottery to more rapidly expand its game offerings.

        In 1998, NBC purchased a significant minority interest in Lottery and established a strategic alliance with Lottery providing Lottery with valuable branding opportunities. Links now exist from the web sites of NBC affiliate stations to Lottery's www.lottery.com web site.

        Lottery had revenue of $50,569 and net loss of $(5,791,744) for the year ended June 30, 1999, and revenue of $643,320 and net loss of $(6,931,807) for the nine-month period ended March 31, 2000.

                                    JUNE 8-K

        On May 23, 2000, MDI was notified that it had been conditionally approved for listing on the Nasdaq Small Cap Market. MDI's common stock will be listed under the new symbol "LTRY." The June 8-K contains additional information which is not included in this Prospectus Supplement.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


           The date of this Prospectus Supplement is June 15, 2000